SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2020

Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: February 10, 2020

Quarterly Securities Report

For the three months ended December 31, 2019

(TRANSLATION)

Sony Corporation

Note for readers of this English translation

On February 10, 2020, Sony Corporation (the “Company” or “Sony Corporation” and together with its consolidated subsidiaries, “Sony” or “Sony Group”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended December 31, 2019 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could,” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)

Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)

Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)

the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)

changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)

Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)

Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;

(xi)

foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)

Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)

the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters or similar events;
(xvii)

the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the SEC.

I     Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Nine months ended December 31, 2018	Nine months ended December 31, 2019	Fiscal year ended March 31, 2019

Sales and operating revenue	6,538,189	6,511,145	8,665,687

Operating income	811,505	810,012	894,235

Income before income taxes	899,014	803,433	1,011,648

Net income attributable to Sony Corporation’s stockholders	828,410	569,547	916,271

Comprehensive income	881,798	689,995	995,542

Total equity	4,447,128	4,886,586	4,436,690

Total assets	20,922,140	22,637,546	20,981,586

Net income attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	653.09	460.11	723.41

Net income attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	638.89	450.08	707.74

Ratio of stockholders’ equity to total assets (%)	18.1	18.7	17.9

Net cash provided by operating activities	901,364	834,067	1,258,738

Net cash used in investing activities	(1,035,001)	(1,026,082)	(1,307,445)

Net cash provided by (used in) financing activities	(24,174)	145,096	(122,884)

Cash and cash equivalents at end of the period	1,480,816	1,408,876	1,470,073

	Yen in millions, Yen per share amounts
	Three months ended December 31, 2018	Three months ended December 31, 2019

Sales and operating revenue	2,401,805	2,463,162

Net income attributable to Sony Corporation’s stockholders	428,962	229,538

Net income attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	337.97	187.02

Net income attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	330.77	182.89

  Notes:

1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.
2.	The Company reports equity in net income of affiliated companies as a component of operating income.
3.	Consumption taxes are not included in sales and operating revenue.
4.	Total equity is presented based on U.S. GAAP.
5.	Ratio of stockholders’ equity to total assets is calculated by using total equity attributable to the stockholders of the Company.
6.	The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview

There was no significant change in the business of Sony during the nine months ended December 31, 2019.

As of December 31, 2019, the Company had 1,558 subsidiaries and 153 affiliated companies, of which 1,518 companies are consolidated subsidiaries (including variable interest entities) of the Company. The Company has applied the equity accounting method for 139 affiliated companies.

II     State of Business

(1) Risk Factors

Note for readers of this English translation:

There was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the SEC on June 18, 2019. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June  18, 2019

https://www.sec.gov/Archives/edgar/data/313838/000119312519175182/d870848d20f.htm

(2) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2020 to reflect modifications to the organizational structure of certain segments and a change in the Senior Executives in charge of certain segments as of April 1, 2019. In connection with this decision, the former Home Entertainment & Sound, Imaging Products & Solutions and Mobile Communications segments have been realigned as the Electronics Products & Solutions (“EP&S”) segment. The sales and operating revenue and operating income (loss) of each segment for the fiscal year ended March 31, 2019 have been reclassified to conform to the presentation for the fiscal year ending March 31, 2020.

The former Semiconductors segment has been renamed the Imaging & Sensing Solutions (“I&SS”) segment effective from the first quarter of the fiscal year ending March 31, 2020.

All amounts are presented on the basis of U.S. GAAP. “Sales and operating revenue” (“sales”) in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses. For details regarding each segment’s product categories, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 12. Business segment information.”

Consolidated Financial Results

	(Billions of yen)
	Nine months ended December 31
	2018	2019
Sales and operating revenue	¥6,538.2	¥6,511.1
Operating income	811.5	810.0
Income before income taxes	899.0	803.4
Net income attributable to Sony Corporation’s stockholders	828.4	569.5

Sales for the nine months ended December 31, 2019 (“the current nine months”) were 6 trillion 511.1 billion yen, essentially flat compared to the same period of the previous fiscal year (“year-on-year”). On a constant currency basis, sales increased by 2.0%, primarily due to significant increases in sales in the Financial Services and I&SS segments, partially offset by significant decreases in sales in the Game & Network Services (“G&NS”) and EP&S segments. Sales in the current nine months also include 7.9 billion yen in patent royalty revenue resulting from the signing of a licensing agreement, recorded within Corporate and elimination.

Operating income in the current nine months was 810.0 billion yen, essentially flat year-on-year. This was primarily due to significant decreases in operating income in the G&NS and Music segments, substantially offset by significant increases in operating income mainly in the I&SS and EP&S segments.

Operating income for the current nine months included the following:

•	Remeasurement and realized gains resulting from the public listing and sale of a portion of shares of SRE Holdings Corporation: 17.3 billion yen (All Other)
•	Realized and remeasurement gains resulting from the transfer of a portion of shares of NSF Engagement Corporation: 6.3 billion yen (Corporate and elimination)

Operating income for the same period of the previous fiscal year included the following:

•

Remeasurement gain (116.9 billion yen) resulting from Sony’s acquisition of the remaining approximately 60% equity interest in DH Publishing, L.P. (“EMI”), which owned and managed EMI Music Publishing (Music segment)

•	Impairment charge against long-lived assets: 17.4 billion yen (EP&S segment)

During the current nine months, restructuring charges, net, increased 2.2 billion yen year-on-year to 14.1 billion yen. Restructuring charges are recorded as an operating expense and are included in operating income.

Equity in net income (loss) of affiliated companies in the current nine months, recorded within operating income, was income of 6.4 billion yen, compared to a loss of 4.7 billion yen in the same period of the previous fiscal year. This improvement was mainly due to the absence of an 11.6 billion yen deterioration in equity in net income (loss) for EMI, mainly due to expenses relating to warrants and management equity plans in connection with Sony’s acquisition of the remaining approximately 60% equity interest in EMI, recorded in the Music segment in the same period of the previous fiscal year.

The net effect of other income and expenses was an expense of 6.6 billion yen, compared to income of 87.5 billion yen in the same period of the previous fiscal year. This was mainly due to the absence of the 92.5 billion yen realized and unrealized gains resulting from the public listing and sale of certain shares of Spotify Technology S.A. (“Spotify”) recorded in the same period of the previous fiscal year, and a 6.4 billion yen loss resulting from a change in the pension plans at Sony Corporation and substantially all of its subsidiaries in Japan recorded in the current nine months.

Income before income taxes decreased 95.6 billion yen year-on-year to 803.4 billion yen.

During the current nine months, Sony recorded 196.9 billion yen of income tax expense, resulting in an effective tax rate of 24.5%, which was higher than the effective tax rate of 3.8% in the same period of the previous fiscal year. This higher effective tax rate was mainly due to the reversal of 154.2 billion yen of valuation allowances against a significant portion of the deferred tax assets in the U.S. consolidated tax group and not recording income tax expense on the remeasurement gain for the equity interest in EMI, both in the same period of the previous fiscal year.

Net income attributable to Sony Corporation’s stockholders decreased 258.9 billion yen year-on-year to 569.5 billion yen.

Operating performance by business segment for the current nine months is as follows:

Game & Network Services (G&NS)

Sales decreased 268.8 billion yen year-on-year to 1,544.0 billion yen. This significant decrease in sales was primarily due to a year-on-year decrease in software sales, a decrease in PlayStation®4 hardware sales and the impact of foreign exchange rates. Operating income decreased by 54.9 billion yen year-on-year to 192.2 billion yen. This significant decrease in operating income was primarily due to the above-mentioned decrease in software sales and the negative impact of foreign exchange rates, partially offset by an increase in sales for PlayStation®Plus and cost reductions.

Music

On November 14, 2018, Sony acquired the entirety of the approximately 60% equity interest held by the investor consortium led by Mubadala Investment Company in EMI, resulting in EMI becoming a wholly-owned subsidiary of Sony. Financial results of EMI included in the Music segment for the fiscal year ended March 31, 2019 include equity earnings (loss) from April 1 through November 13, 2018 and sales and operating income (loss) from November 14, 2018 through March 31, 2019. Sales and operating income (loss) for the Music segment in the fiscal year ending March 31, 2020 include the financial results of EMI from April 1, 2019 onward.

The Music segment results include the yen-translated results of Sony Music Entertainment (“SME”), Sony/ATV Music Publishing (“Sony/ATV”) and EMI, all U.S.-based operations which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis, and the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen.

Sales increased 43.8 billion yen year-on-year to 638.5 billion yen. This increase in sales was primarily due to higher sales for Music Publishing resulting from the consolidation of EMI, as well as higher sales for Recorded Music primarily due to an increase in streaming revenues, partially offset by lower Visual Media and Platform sales primarily due to lower sales for Fate/Grand Order, a game application for mobile devices. Operating income decreased 98.7 billion yen year-on-year to 112.0 billion yen. This significant decrease in operating income was primarily due to the absence of the recording of a 116.9 billion yen remeasurement gain resulting from the consolidation of EMI, partially offset by the absence of the 11.6 billion yen recording of equity in net loss resulting from Sony’s acquisition of the remaining approximately 60% equity interest in EMI, both of which occurred in the same period of the previous fiscal year.

Pictures

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales decreased 10.0 billion yen, a 1% decrease year-on-year (an approximate 1% increase on a U.S. dollar basis), to 682.7 billion yen. The increase in sales on a U.S. dollar basis was due to higher sales for Motion Pictures and Television Productions, partially offset by lower sales for Media Networks. The increase in sales for Motion Pictures was primarily due to higher worldwide theatrical revenues year-on-year, as the current period benefited from the strong performances of Spider-Man: Far From Home, Jumanji: The Next Level and Once Upon a Time … in Hollywood. The increase in sales for Television Productions was primarily due to higher licensing revenues from season 3 of The Crown. The decrease in sales for Media Networks was primarily due to lower advertising and subscription revenues across various channels. Operating income increased 17.6 billion yen year-on-year to 45.1 billion yen. This significant increase in operating income was primarily due to improved operating results in Media Networks reflecting the benefit of the channel portfolio review that began in the previous fiscal year, lower programming write-offs and severance expenses recognized in the current period related to the channel portfolio review, as well as lower sports programming costs and lower carriage fees in India. These increases were partially offset by the impact of higher development expenses as well as higher production costs as a result of the increase in the number of new U.S. network programming episodes produced in the current period at Television Productions.

Electronics Products & Solutions (EP&S)

Sales decreased by 209.4 billion yen year-on-year to 1,627.8 billion yen. This significant decrease in sales was mainly due to a decrease in unit sales of smartphones and televisions, as well as the impact of foreign exchange rates. Operating income increased 31.4 billion yen year-on-year to 146.8 billion yen. This significant increase in operating income was primarily due to reductions in operating costs mainly within Mobile Communications, as well as the absence of the impairment charge against long-lived assets in Mobile Communications recorded in the same period of the previous fiscal year, partially offset by the impact of the above-mentioned decrease in sales.

Imaging & Sensing Solutions (I&SS)

Sales increased 152.4 billion yen year-on-year to 839.4 billion yen, primarily due to a significant increase in sales of image sensors for mobile products, resulting from an improvement in product mix as well as a significant increase in unit sales, partially offset by the impact of foreign exchange rates. Operating income increased 77.5 billion yen year-on-year to 201.1 billion yen. This significant increase in operating income was primarily due to the impact of the above-mentioned increase in sales, partially offset by an increase in depreciation and amortization expenses as well as in research and development expenses and the negative impact of foreign exchange rates.

Financial Services

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc., and Sony Bank Inc. (“Sony Bank”). The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial Services revenue increased 269.1 billion yen year-on-year to 1 trillion 121.3 billion yen, mainly due to a significant increase in revenue at Sony Life. Revenue at Sony Life increased 258.1 billion yen year-on-year to 1 trillion 7.5 billion yen, due to an improvement in investment performance in the separate accounts, as well as higher insurance premium revenue mainly from single premium insurance. Operating income was 117.5 billion yen, essentially flat year-on-year. This was primarily due to an improvement in valuation gains and losses on securities at Sony Bank being substantially offset by an overall deterioration in the provision of policy reserves for minimum guarantees for variable life insurance, resulting from market fluctuations and other factors, and net gains and losses on derivative transactions to hedge market risks for products at Sony Life. Operating income at Sony Life decreased 4.7 billion yen year-on-year to 101.8 billion yen.

Operating Performance by Geographic Area

For operating performance by geographic area, please refer to “Sales and operating revenue attributed to countries and areas based on location of external customers” in “IV Financial Statements – Notes to Consolidated Financial Statements – 12. Business segment information”.

*    *    *    *    *

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 18, 2019. Although foreign exchange rates have fluctuated during the nine-month period ended December 31, 2019, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June 18, 2019

https://www.sec.gov/Archives/edgar/data/313838/000119312519175182/d870848d20f.htm

During the current nine months, the average rates of the yen were 108.7 yen against the U.S. dollar and 121.0 yen against the euro, which were 2.5 yen and 8.5 yen higher year-on-year, respectively.

For the current nine months, sales were 6 trillion 511.1 billion yen, essentially flat year-on-year, while on a constant currency basis sales increased 2% year-on-year. For further details about the impact of foreign exchange rate fluctuations on sales and operating income, please refer to the below Note.

Consolidated operating income decreased 1.5 billion yen year-on-year to 810.0 billion yen for the current nine months. Most of the foreign exchange rate impact was attributable to the impact of foreign exchange rates in the G&NS, EP&S and I&SS segments.

The table below indicates the impact of changes in foreign exchange rates on sales and operating results of each of the above-mentioned three segments. Also, please refer to the “Results of Operations” section, which discusses the impact of foreign exchange rates within segments and categories where foreign exchange rate fluctuations had a significant impact.

		(Billions of yen)
		Nine months ended December 31		Impact of changes in foreign exchange rates
		2018	2019
G&NS	Sales	1,812.8	1,544.0	-55.8
	Operating income	247.2	192.2	-12.2
EP&S	Sales	1,837.2	1,627.8	-52.9
	Operating income	115.4	146.8	-21.2
I&SS	Sales	687.0	839.4	-19.7
	Operating income	123.6	201.1	-15.8

In addition, sales for the Music segment increased 7% year-on-year to 638.5 billion yen, an approximate 9% increase on a constant currency basis. In the Pictures segment, sales decreased 1% year-on-year to 682.7 billion yen, an approximate 1% increase on a U.S. dollar basis. As most of the operations in Sony’s Financial Services segment are based in Japan, Sony’s management analyzes the performance of the Financial Services segment on a yen basis only.

Note:

Sales on a Constant Currency Basis and the Impact of Foreign Exchange Rate Fluctuations

The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the same period of the previous fiscal year to local currency-denominated monthly sales in the relevant period of the current fiscal year. For SME, Sony/ATV and EMI in the Music segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis.

The Pictures segment reflects the operations of SPE, a U.S.-based operation that aggregates the results of its worldwide subsidiaries in U.S. dollars. Because of this, the description of the year-on-year change in sales for the Pictures segment represents the change on a U.S. dollar basis.

The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the same period of the previous fiscal year from the relevant period of the current fiscal year to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. The I&SS segment enters into its own foreign exchange hedging transactions, and the impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment. Additionally, the impact of foreign exchange hedging transactions entered into by Mobile Communications during the previous fiscal year is included in the impact of foreign exchange rate fluctuations on operating income (loss) for the EP&S segment.

This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows*

Operating Activities: During the current nine months, there was a net cash inflow of 834.1 billion yen from operating activities, a decrease of 67.3 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 494.0 billion yen, a decrease of 111.1 billion yen year-on-year. This decrease was primarily due to a decrease in notes and accounts payable, trade compared to an increase in the same period of the previous fiscal year, and a smaller increase in accrued expenses. This decrease in net cash inflow was partially offset by the positive impact of a year-on-year increase in net income after taking into account non-cash adjustments (including depreciation and amortization, other operating (income) expense, net and (gain) loss on securities investments, net, as well as the impact of the reversal of valuation allowances against deferred tax assets in Sony Americas Holdings Inc. and its U.S. consolidated tax group in the same period of the previous fiscal year), as well as a smaller increase in notes and accounts receivable, trade and contract assets.

The Financial Services segment had a net cash inflow of 357.4 billion yen, an increase of 44.7 billion yen year-on-year. This increase was primarily due to an increase in insurance premium revenue at Sony Life.

Investing Activities: During the current nine months, Sony used 1 trillion 26.1 billion yen of net cash in investing activities, a decrease of 8.9 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 249.5 billion yen, a decrease of 179.9 billion yen year-on-year. This decrease was mainly due to the cash inflow from the sale of all of Sony’s shares of Olympus Corporation, as well as the absence of a payment for the purchase of the approximately 60% equity interest of EMI in the same period of the previous fiscal year, partially offset by an increase in payments for purchases of fixed assets. Additionally, the same period of the previous fiscal year included net cash inflow resulting from the sale of certain shares of Spotify.

The Financial Services segment used 776.6 billion yen of net cash in investing activities, an increase of 171.0 billion yen year-on-year. This increase was mainly due to a year-on-year increase in payments for investments and advances at Sony Life and Sony Bank.

Financing Activities: Net cash inflow by financing activities during the current nine months was 145.1 billion yen, compared to a net cash outflow of 24.2 billion yen in the same period of the previous fiscal year.

For all segments excluding the Financial Services segment, there was a 329.2 billion yen net cash outflow, a decrease of 81.0 billion yen year-on-year. This decrease was mainly due to a year-on-year decrease in the redemption of straight bonds and the repayment of long-term debt, as well as funds raised through the issuance of domestic straight bonds in October 2019, partially offset by a payment related to the repurchase of shares of Sony’s own common stock (26,058,100 shares for a total purchase price of 156.0 billion yen, as of December 31, 2019) which was approved at the meeting of its Board of Directors held on May 16, 2019.

In the Financial Services segment, there was a 457.0 billion yen net cash inflow, an increase of 87.3 billion yen year-on-year. This increase was primarily due to an increase in short-term borrowings at Sony Life.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at December 31, 2019 was 1 trillion 408.9 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 861.4 billion yen at December 31, 2019, a decrease of 99.0 billion yen compared with the balance as of March 31, 2019, and a decrease of 149.4 billion yen, compared with the balance as of December 31, 2018. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 547.4 billion yen at December 31, 2019, an increase of 37.8 billion yen compared with the balance as of March 31, 2019, and an increase of 77.5 billion yen compared with the balance as of December 31, 2018.

* Sony’s disclosure includes information regarding cash flow for all segments excluding the Financial Services segment. This information is derived from the following condensed statement of cash flows. The condensed statement of cash flows, which includes the above-mentioned cash flow information, is not prepared in accordance with U.S. GAAP, which Sony uses to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, but are eliminated in the consolidated figures shown below.

Condensed Statements of Cash Flows

	(Yen in millions)
	Nine months ended December 31
	Financial Services		Sony without Financial Services		Consolidated
	2018	2019	2018	2019	2018	2019

Cash flows from operating activities:
Net income (loss)	85,074	83,269	796,615	540,939	865,247	606,517
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	68,611	60,154	209,794	221,239	278,405	281,393
Amortization of film costs	-	-	232,138	212,684	232,138	212,684
Other operating (income) expense, net	51	42	(99,802)	(24,073)	(99,751)	(24,017)
(Gain) loss on marketable securities and securities investments, net	43,780	(127,002)	(80,130)	(392)	(36,350)	(127,394)
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade and contract assets	(855)	5,158	(287,995)	(242,695)	(290,046)	(237,477)
(Increase) decrease in inventories	-	-	7,252	34,865	7,252	34,865
(Increase) decrease in film costs	-	-	(296,276)	(296,377)	(296,276)	(296,377)
Increase (decrease) in notes and accounts payable, trade	-	-	124,026	(12,640)	124,026	(12,640)
Increase (decrease) in future insurance policy benefits and other	290,626	554,596	-	-	290,626	554,596
(Increase) decrease in deferred insurance acquisition costs	(68,092)	(73,385)	-	-	(68,092)	(73,385)
(Increase) decrease in marketable securities held in the life insurance business	(68,579)	(103,746)	-	-	(68,579)	(103,746)
Other	(37,890)	(41,646)	(603)	60,410	(37,236)	19,048

Net cash provided by (used in) operating activities	312,726	357,440	605,019	493,960	901,364	834,067

Cash flows from investing activities:
Payments for purchases of fixed assets	(13,849)	(14,425)	(216,169)	(300,366)	(230,008)	(314,791)
Payments for investments and advances	(808,017)	(970,438)	(40,930)	(40,423)	(848,947)	(1,010,861)
Proceeds from sales or return of investments and collections of advances	216,013	208,164	85,172	93,526	301,185	301,690
Other	246	125	(257,479)	(2,229)	(257,231)	(2,120)

Net cash provided by (used in) investing activities	(605,607)	(776,574)	(429,406)	(249,492)	(1,035,001)	(1,026,082)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	189,714	272,960	(316,339)	(73,866)	(126,622)	198,773
Increase (decrease) in deposits from customers, net	205,990	211,135	-	-	205,990	211,135
Dividends paid	(26,100)	(27,189)	(38,081)	(49,621)	(38,081)	(49,621)
Other	113	62	(55,840)	(205,734)	(65,461)	(215,191)

Net cash provided by (used in) financing activities	369,717	456,968	(410,260)	(329,221)	(24,174)	145,096

Effect of exchange rate changes on cash and cash equivalents	-	-	49,499	(14,887)	49,499	(14,887)

Net increase (decrease) in cash and cash equivalents including restricted	76,836	37,834	(185,148)	(99,640)	(108,312)	(61,806)
Cash and cash equivalents, including restricted, at beginning of the fiscal year	393,133	509,595	1,199,805	964,218	1,592,938	1,473,813

Cash and cash equivalents, including restricted, at end of the period	469,969	547,429	1,014,657	864,578	1,484,626	1,412,007

Less – restricted cash and cash equivalents, included in other current assets and other assets	-	-	3,810	3,131	3,810	3,131

Cash and cash equivalents at end of the period	469,969	547,429	1,010,847	861,447	1,480,816	1,408,876

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

There was no significant change from the information presented in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 18, 2019. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 18, 2019

https://www.sec.gov/Archives/edgar/data/313838/000119312519175182/d870848d20f.htm

iii) Research and Development

Note for readers of this English translation:

There was no significant change from the information presented as the Research and Development in the Annual Report on Form 20-F filed with the SEC on June 18, 2019.

URL: The Annual Report on Form 20-F filed with the SEC on June 18, 2019

https://www.sec.gov/Archives/edgar/data/313838/000119312519175182/d870848d20f.htm

Research and development costs for the nine months ended December 31, 2019 totaled 357.0 billion yen. There were no significant changes in research and development activities for the period.

iv) Liquidity Management and Market Access

Note for readers of this English translation:

Except for the information related to the committed lines of credit and others set forth below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 18, 2019. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 18, 2019

https://www.sec.gov/Archives/edgar/data/313838/000119312519175182/d870848d20f.htm

An important financial objective of Sony is to maintain the strength of its balance sheet, while securing adequate liquidity for business activities. Sony defines its liquidity sources as the amount of cash and cash equivalents (“cash balance”) (excluding restrictions on capital transfers mainly due to national regulations) and the unused amount of committed lines of credit.

Funding requirements that arise from maintaining liquidity are principally covered by cash flow from operating and investing activities (including asset sales) and by the available cash balance; however, Sony also raises funds as needed from financial and capital markets through means such as corporate bonds, CP and bank loans.

Sony Corporation, Sony Global Treasury Services Plc (“SGTS”), a subsidiary in the U.K., and Sony Capital Corporation (“SCC”), a finance subsidiary in the U.S., maintain CP programs with access to the Japanese, U.S. and European CP markets. The borrowing limits under these CP programs, translated into yen, were 1,048.4 billion yen in total for Sony Corporation, SGTS and SCC as of December 31, 2019. Sony issued CP in the U.S. during the fiscal year ended March 31, 2019. The largest month-end outstanding balance of the CP programs during the fiscal year ended March 31, 2019 was approximately 19.0 billion yen in November 2018, and there were no amounts outstanding under the CP programs as of March 31, 2019. During the nine-month period ended December 31 2019, Sony issued CP in the U.S. and Japan. The largest month-end outstanding balance of the CP programs during the nine-month period ended December 31, 2019 was 100.0 billion yen as of September 30, 2019.

In October 2019, Sony Corporation issued unsecured straight bonds in the total principal amount of 100.0 billion yen. Sony Corporation used all of the proceeds of the issued bonds for the repayment of 100.0 billion yen of CP, including 70.0 billion yen of CP issued for the purpose of redeeming the Thirtieth Series Unsecured Bonds.

If disruption and volatility occur in financial and capital markets and Sony becomes unable to raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 519.0 billion yen in unused committed lines of credit, as of December 31, 2019. Details of those committed lines of credit are: a 275.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, a 1.7 billion U.S. dollar multicurrency committed line of credit also contracted with a syndicate of Japanese banks and a 525 million U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks. Sony currently believes that it can sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its available cash balance, even in the event that financial and capital markets become illiquid.

In the event of a downgrade in Sony’s credit ratings, there are no financial covenants in any of Sony’s material financial agreements with financial institutions that would cause an acceleration of the obligation. Even though the cost of borrowing for some committed lines of credit could change according to Sony’s credit ratings, there are no financial covenants that would cause any impairment on the ability to draw down on unused facilities.

(3) Material Contracts

There were no material contracts executed or determined to be executed during the three months ended December 31, 2019.

Note for readers of this English translation:

There was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 18, 2019.

URL: The Annual Report on Form 20-F filed with the SEC on June 18, 2019

https://www.sec.gov/Archives/edgar/data/313838/000119312519175182/d870848d20f.htm

  III    Company Information

  (1) Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the third quarterly period (December 31, 2019)	As of the filing date of the Quarterly Securities Report (February 10, 2020)
Common stock	1,272,999,044	1,273,071,145	Tokyo Stock Exchange New York Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,272,999,044	1,273,071,145	—	—

Notes:

1.	The Company’s shares of common stock are listed on the First Section of the Tokyo Stock Exchange in Japan.
2.

The number of shares issued as of the filing date of this Quarterly Securities Report (Shihanki Houkokusho) does not include shares issued upon the exercise of stock acquisition rights (“SARs”) (including the exercise of unsecured convertible bonds with SARs (6th series)) during February 2020, the month in which this Quarterly Securities Report was filed.

ii) Stock Acquisition Rights

  Note for readers of this English translation:

  The Japanese-language Quarterly Securities Report includes a summary of the main terms and conditions of the SARs listed below which were issued during the three months ended December 31, 2019. A summary of such terms and conditions has previously been filed with or submitted to the SEC under Form 6-K or Form S-8. There has been no change to such terms and conditions since the applicable date of such filings or submissions.

URL: The list of documents previously filed or submitted by the Company

https://www.sec.gov/Archives/edgar/data/313838/000115752319002133/a52119258.htm

Stock acquisition rights issued during the three months ended December 31, 2019

Name (Date of resolution of the Board of Directors)	Number of SARs issued	Number of shares of common stock to be issued or transferred
The fortieth series of Common Stock Acquisition Rights (October 30, 2019)	16,802	1,680,200
The forty-first series of Common Stock Acquisition Rights (October 30, 2019)	15,995	1,599,500

iii) Status of the Exercise of Moving Strike Convertible Bonds

   Not applicable.

iv) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued (Thousands)	Balance of the total number of shares issued (Thousands)	Change in the amount of common stock (Yen in Millions)	Balance of the amount of common stock (Yen in Millions)	Change in the legal capital surplus (Yen in Millions)	Balance of the legal capital surplus (Yen in Millions)
From October 1 to December 31, 2019	733	1,272,999	1,822	878,401	1,822	1,092,094

Notes:

1.

The increase mentioned above is due to the exercise of SARs (including the exercise of unsecured convertible bonds with SARs (6th series)) and the issuance of new shares of restricted stock as compensation.

2.

Upon the exercise of SARs (including the exercise of unsecured convertible bonds with SARs (6th series)) during the period from October 1 to December 31, 2019, the total number of shares issued increased by 717 thousand shares, and the amount of common stock and the legal capital surplus each increased by 1,770 million yen.

3.

Upon the issuance of new shares of restricted stock as compensation on November 20, 2019, the total number of shares issued increased by 16 thousand shares, and the amount of common stock and the legal capital surplus each increased by 52 million yen.

Outline of the issuance of new shares of restricted stock as compensation on November 20, 2019 is as follows:

Issue Price	Amount of paid-in capital	Allottees
6,442 yen per share	3,221 yen per share	1 Executive of the Company and 1 Senior Vice President of the Company
4.

Upon the exercise of SARs (including the exercise of unsecured convertible bonds with SARs (6th series)) during the period from January 1, 2020 to January 31, 2020, the total number of shares issued increased by 72 thousand shares, and the amount of common stock and the legal capital surplus each increased by 188 million yen.

v) Status of Major Shareholders

(As of December 31, 2019)

Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares (Excluding treasury shares) issued (%)
Citibank as Depositary Bank for Depositary Receipt Holders *1 (Local Custodian: MUFG Bank, Ltd.)	388 Greenwich St., 14th fl., New York, NY 10013, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	123,471	10.07
The Master Trust Bank of Japan, Ltd. (Trust account) *2	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	84,023	6.85
Japan Trustee Services Bank, Ltd. (Trust account) *2	1-8-11, Harumi, Chuo-ku, Tokyo	68,810	5.61
JP Morgan Chase Bank 380055 *3 (Local Custodian: Mizuho Bank, Ltd.)	270 Park Avenue, New York, NY 10017, United States of America (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	28,192	2.30
Japan Trustee Services Bank, Ltd. (Trust account 5) *2	1-8-11, Harumi, Chuo-ku, Tokyo	25,643	2.09
State Street Bank West Client - Treaty 505234 *3 (Local Custodian: Mizuho Bank, Ltd.)	1776 Heritage Drive, North Quincy, MA 02171, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	24,464	1.99
Japan Trustee Services Bank, Ltd. (Trust account 7) *2	1-8-11, Harumi, Chuo-ku, Tokyo	24,419	1.99
GIC Private Limited - C (Local Custodian: MUFG Bank, Ltd.)	168 Robinson Road #37-01 Capital Tower Singapore 068912 (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	22,991	1.87
SSBTC Client Omnibus Account *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	One Lincoln Street, Boston MA USA 02111 (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	22,835	1.86
J.P. Morgan Bank Luxembourg S.A. 1300000 *3 (Local Custodian: Mizuho Bank, Ltd.)	European Bank And Business Center 6, Route De Treves, L-2633 Senningerberg, Luxembourg (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo	22,575	1.84
Total		447,422	36.48

Notes:

*1.	Citibank as Depositary Bank for Depositary Receipt Holders is the nominee of Citibank, N.A.
*2.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.

4.

Sumitomo Mitsui Trust Bank, Limited filed its “Amendment to the Bulk Shareholding Report” with the Kanto Financial Bureau in Japan as of September 20, 2019 and reported that Sumitomo Mitsui Trust Asset Management Co., Ltd. and 1 joint holder held shares of the Company as of September 13, 2019 as provided in the below table. As of December 31, 2019, the Company has not been able to confirm the entry of such parties in the register of shareholders.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
Sumitomo Mitsui Trust Asset Management Co., Ltd. and 1 Joint Holder	72,546	5.70

5.

BlackRock Japan Co., Ltd. filed its “Amendment to the Bulk Shareholding Report” with the Kanto Financial Bureau in Japan as of March 22, 2017 and reported that BlackRock Japan Co., Ltd. and 8 Joint Holders held shares of the Company as of March 15, 2017 as provided in the below table. As of December 31, 2019, the Company has not been able to confirm the entry of such parties in the register of shareholders.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
BlackRock Japan Co., Ltd. and 8 Joint Holders	79,185	6.27

vi) Status of Voting Rights

1) Shares Issued

(As of December 31, 2019)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	46,582,700	—	—
Shares with full voting rights (Others)	1,224,524,300	12,245,243	—
Shares constituting less than one full unit	1,892,044	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,272,999,044	—	—
Total voting rights held by all shareholders	—	12,245,243	—

Note:

Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,000 shares of common stock held under the name of Japan Securities Depository Center, Incorporated. Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 190 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, etc.

(As of December 30, 2019)

Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	46,582,700	—	46,582,700	3.66
Total	—	46,582,700	—	46,582,700	3.66

Note:

In addition to the 46,582,700 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own. These shares are included in “Shares with full voting rights (Others)” in Table 1) “Shares Issued” above.

(2)    Directors and Corporate Executive Officers

There was no change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2019 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

IV        Financial Statements

(1) Consolidated Financial Statements

(i)    Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At March 31, 2019	At December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	1,470,073	1,408,876
Marketable securities	1,324,538	1,567,158
Notes and accounts receivable, trade and contract assets	1,091,242	1,345,472
Allowance for doubtful accounts	(25,440)	(24,609)
Inventories	653,278	607,377
Other receivables	223,620	183,359
Prepaid expenses and other current assets	509,301	531,784
Total current assets	5,246,612	5,619,417
Film costs	409,005	487,449
Investments and advances:
Affiliated companies	163,365	214,935
Securities investments and other	11,561,286	12,264,017
	11,724,651	12,478,952
Property, plant and equipment:
Land	83,992	82,565
Buildings	664,157	655,293
Machinery and equipment	1,585,382	1,675,580
Construction in progress	39,208	53,601
	2,372,739	2,467,039
Less – Accumulated depreciation	1,595,686	1,612,108
	777,053	854,931
Other assets:
Operating lease right-of-use assets	-	306,568
Finance lease right-of-use assets	-	36,221
Intangibles, net	917,966	923,180
Goodwill	768,552	792,673
Deferred insurance acquisition costs	595,265	618,792
Deferred income taxes	202,486	194,187
Other	339,996	325,176
	2,824,265	3,196,797
Total assets	20,981,586	22,637,546

  (Continued on following page.)

            Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At March 31, 2019	At December 31, 2019
LIABILITIES
Current liabilities:
Short-term borrowings	618,618	896,819
Current portion of long-term debt	172,461	32,647
Current portion of long-term operating lease liabilities	-	67,186
Notes and accounts payable, trade	492,124	464,265
Accounts payable, other and accrued expenses	1,693,048	1,671,762
Accrued income and other taxes	135,226	182,505
Deposits from customers in the banking business	2,302,314	2,432,044
Other	666,024	656,193
Total current liabilities	6,079,815	6,403,421
Long-term debt	568,372	631,705
Long-term operating lease liabilities	-	265,606
Accrued pension and severance costs	384,232	301,698
Deferred income taxes	531,421	545,623
Future insurance policy benefits and other	5,642,671	6,007,246
Policyholders’ account in the life insurance business	3,048,202	3,323,874
Other	281,382	263,098
Total liabilities	16,536,095	17,742,271
Redeemable noncontrolling interest	8,801	8,689
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value –
At March 31, 2019–Shares authorized: 3,600,000,000, shares issued: 1,271,230,341	874,291
At December 31, 2019–Shares authorized: 3,600,000,000, shares issued: 1,272,999,044		878,401
Additional paid-in capital	1,266,874	1,287,895
Retained earnings	2,320,586	2,858,054
Accumulated other comprehensive income –
Unrealized gains on securities, net	135,035	144,598
Unrealized gains (losses) on derivative instruments, net	(19)	41
Pension liability adjustment	(310,457)	(224,314)
Foreign currency translation adjustments	(435,229)	(452,182)
	(610,670)	(531,857)
Treasury stock, at cost
Common stock
At March 31, 2019–20,483,474 shares	(104,704)
At December 31, 2019–46,582,799 shares		(260,889)
	3,746,377	4,231,604
Noncontrolling interests	690,313	654,982
Total equity	4,436,690	4,886,586
Total liabilities and equity	20,981,586	22,637,546

  The accompanying notes are an integral part of these statements.

  (ii)    Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Nine months ended December 31
	2018	2019
Sales and operating revenue:
Net sales	5,632,057	5,318,782
Financial services revenue	846,363	1,115,291
Other operating revenue	59,769	77,072
	6,538,189	6,511,145
Costs and expenses:
Cost of sales	3,916,607	3,629,246
Selling, general and administrative	1,176,915	1,105,115
Financial services expenses	728,246	997,211
Other operating income, net	(99,751)	(24,017)
	5,722,017	5,707,555
Equity in net income (loss) of affiliated companies	(4,667)	6,422
Operating income	811,505	810,012
Other income:
Interest and dividends	15,741	14,658
Gain on equity securities, net	79,937	372
Foreign exchange gain, net	1,174	-
Other	4,121	4,441
	100,973	19,471
Other expenses:
Interest expenses	10,704	8,793
Foreign exchange loss, net	-	9,376
Loss on pension plan amendment	-	6,358
Other	2,760	1,523
	13,464	26,050
Income before income taxes	899,014	803,433
Income taxes	33,767	196,916
Net income	865,247	606,517
Less - Net income attributable to noncontrolling interests	36,837	36,970
Net income attributable to Sony Corporation’s stockholders	828,410	569,547

	Yen
	Nine months ended December 31
	2018	2019
Per share data:
Net income attributable to Sony Corporation’s stockholders
– Basic	653.09	460.11
– Diluted	638.89	450.08

The accompanying notes are an integral part of these statements.

            Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended December 31
	2018	2019
Sales and operating revenue:
Net sales	2,220,123	2,034,826
Financial services revenue	161,630	405,382
Other operating revenue	20,052	22,954
	2,401,805	2,463,162
Costs and expenses:
Cost of sales	1,581,376	1,411,228
Selling, general and administrative	430,025	400,032
Financial services expenses	123,756	372,540
Other operating income, net	(112,809)	(18,056)
	2,022,348	2,165,744
Equity in net income (loss) of affiliated companies	(2,469)	2,714
Operating income	376,988	300,132
Other income:
Interest and dividends	6,436	3,900
Gain on equity securities, net	-	13,392
Foreign exchange gain, net	5,085	-
Other	1,927	1,286
	13,448	18,578
Other expenses:
Interest expenses	3,510	1,129
Loss on equity securities, net	44,777	-
Foreign exchange loss, net	-	427
Loss on pension plan amendment	-	6,358
Other	1,619	475
	49,906	8,389
Income before income taxes	340,530	310,321
Income taxes	(100,723)	69,977
Net income	441,253	240,344
Less - Net income attributable to noncontrolling interests	12,291	10,806
Net income attributable to Sony Corporation’s stockholders	428,962	229,538

	Yen
	Three months ended December 31
	2018	2019
Per share data:
Net income attributable to Sony Corporation’s stockholders
– Basic	337.97	187.02
– Diluted	330.77	182.89

The accompanying notes are an integral part of these statements.

  (iii)    Consolidated Statements of Comprehensive Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Nine months ended December 31
	2018	2019
Net income	865,247	606,517
Other comprehensive income, net of tax —
Unrealized gains on securities	3,920	14,757
Unrealized gains on derivative instruments	1,241	60
Pension liability adjustment	7,085	86,162
Foreign currency translation adjustments	4,305	(17,501)
Total comprehensive income	881,798	689,995
Less – Comprehensive income attributable to noncontrolling interests	33,865	41,635
Comprehensive income attributable to Sony Corporation’s stockholders	847,933	648,360

	Yen in millions
	Three months ended December 31
	2018	2019
Net income	441,253	240,344
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities	24,986	(25,168)
Unrealized gains on derivative instruments	326	368
Pension liability adjustment	2,342	80,122
Foreign currency translation adjustments	(36,160)	46,249
Total comprehensive income	432,747	341,915
Less – Comprehensive income attributable to noncontrolling interests	20,634	2,538
Comprehensive income attributable to Sony Corporation’s stockholders	412,113	339,377

  The accompanying notes are an integral part of these statements.

  (iv)     Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Nine months ended December 31
	2018	2019
Cash flows from operating activities:
Net income	865,247	606,517
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	278,405	281,393
Amortization of film costs	232,138	212,684
Accrual for pension and severance costs, less payments	(5,601)	4,714
Other operating income, net	(99,751)	(24,017)
Gain on securities investments, net (other than financial services business)	(80,130)	(392)
(Gain) loss on marketable securities and securities investments held in the financial services business, net	43,780	(127,002)
Deferred income taxes	(150,648)	23,594
Equity in net (income) loss of affiliated companies, net of dividends	7,628	(2,737)
Changes in assets and liabilities:
Increase in notes, accounts receivable, trade and contract assets	(290,046)	(237,477)
Decrease in inventories	7,252	34,865
Increase in film costs	(296,276)	(296,377)
Increase (decrease) in notes and accounts payable, trade	124,026	(12,640)
Increase in accrued income and other taxes	67,644	34,419
Increase in future insurance policy benefits and other	290,626	554,596
Increase in deferred insurance acquisition costs	(68,092)	(73,385)
Increase in marketable securities held in the life insurance business	(68,579)	(103,746)
Increase in other current assets	(25,948)	(15,047)
Increase (decrease) in other current liabilities	167,892	(16,443)
Other	(98,203)	(9,452)
Net cash provided by operating activities	901,364	834,067

(Continued on following page.)

            Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Nine months ended December 31
	2018	2019
Cash flows from investing activities:
Payments for purchases of fixed assets	(230,008)	(314,791)
Proceeds from sales of fixed assets	13,463	12,445
Payments for investments and advances by financial services business	(808,017)	(970,438)
Payments for investments and advances (other than financial services business)	(40,930)	(40,423)
Proceeds from sales or return of investments and collections of advances by financial services business	216,013	208,164
Proceeds from sales or return of investments and collections of advances (other than financial services business)	2,705	13,169
Payment for EMI Music Publishing acquisition, net of cash acquired	(244,197)	-
Proceeds from sales of businesses	-	13,404
Proceeds related to sales of Spotify Technology S.A. Shares	82,467	-
Proceeds from sales of Olympus Corporation Shares	-	80,357
Other	(26,497)	(27,969)
Net cash used in investing activities	(1,035,001)	(1,026,082)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	70,958	110,535
Payments of long-term debt	(378,047)	(189,790)
Increase in short-term borrowings, net	180,467	278,028
Increase in deposits from customers in the financial services business, net	205,990	211,135
Dividends paid	(38,081)	(49,621)
Payments for purchase of treasury stock	(141)	(156,187)
Payment for purchase of noncontrolling interest in Nile Acquisition LLC	(32,041)	-
Payment for purchase of noncontrolling interest in Game Show Network, LLC	-	(39,894)
Other	(33,279)	(19,110)
Net cash provided by (used in) financing activities	(24,174)	145,096
Effect of exchange rate changes on cash and cash equivalents, including restricted	49,499	(14,887)
Net decrease in cash and cash equivalents, including restricted	(108,312)	(61,806)
Cash and cash equivalents, including restricted, at beginning of the fiscal year	1,592,938	1,473,813
Cash and cash equivalents, including restricted, at end of the period	1,484,626	1,412,007
Less - restricted cash and cash equivalents, included in other current assets and other assets	3,810	3,131
Cash and cash equivalents at end of the period	1,480,816	1,408,876

  The accompanying notes are an integral part of these statements.

    Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

Sony Corporation and Consolidated Subsidiaries

1.	Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.

(1)	Recently adopted accounting pronouncements:

Leases -

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, which amends current leasing guidance. The ASU requires substantially all leases to be recognized on the balance sheet.

Sony has applied this ASU as of April 1, 2019, on a modified retrospective basis with no restatement of comparative periods. Sony has applied the package of practical expedients for leases that expired or existed prior to the adoption date. As a result, Sony did not reassess whether any expired or existing contracts are or contain leases, the lease classification for any expired or existing leases, or whether initial direct costs for any existing leases qualify for capitalization. In addition, Sony has applied the short-term lease exception.

As a result of the adoption of this ASU, Sony recognized 316,923 million yen of operating lease right-of-use assets and 341,251 million yen of lease liabilities for operating leases on the consolidated balance sheets at April 1, 2019. This impact is mainly due to operating leases of real estate. The difference of 24,328 million yen between right-of-use assets and lease liabilities represents deferred rent for leases that existed as of the date of adoption, which was offset against the opening balance of operating lease right-of-use assets. Finance lease right-of-use assets which are included in property, plant and equipment in the consolidated balance sheets for the fiscal year ended March 31, 2019, are now presented as finance lease right-of-use assets from April 1, 2019 onward.

Premium amortization on purchased callable debt securities -

In March 2017, the FASB issued ASU 2017-08. This ASU requires certain premiums on callable debt securities to be amortized to the earliest call date. The amortization period for callable debt securities purchased at a discount will not be affected. This ASU was effective for Sony as of April 1, 2019. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Targeted improvements to accounting for hedging activities -

In August 2017, the FASB issued ASU 2017-12, which made targeted improvements to the accounting for hedging activities. The amendments in this update simplify certain aspects of hedge accounting for both non-financial and financial risks and better align the recognition and measurement of hedge results with an entity’s risk management activities. This ASU also amends certain presentation and disclosure requirements for hedging activities and changes how an entity assesses hedge effectiveness. This ASU was effective for Sony as of April 1, 2019. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

(2)	Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or infrequent items. Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

(3)	Reclassifications:

Certain reclassifications of the financial statements and accompanying footnotes for the nine and three months ended December 31, 2018 have been made to conform to the presentation for the nine and three months ended December 31, 2019.

2.	Marketable securities and securities investments

Marketable securities and securities investments, primarily held in the Financial Services segment, include debt securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows.

	Yen in millions
	March 31, 2019				December 31, 2019
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt securities:
Available-for-sale securities:
Japanese national government bonds	1,422,620	220,989	(20)	1,643,589	1,485,514	221,219	(76)	1,706,657
Japanese local government bonds	67,461	70	(34)	67,497	61,834	50	(23)	61,861
Japanese corporate bonds	202,433	17,178	(223)	219,388	200,737	19,971	(209)	220,499
Foreign government bonds	153,429	8,669	(603)	161,495	185,650	24,185	(95)	209,740
Foreign corporate bonds	360,299	944	(376)	360,867	385,157	871	(165)	385,863
Securitized products	190,111	1	-	190,112	213,127	-	(0)	213,127
Other	2,286	2,402	-	4,688	2,286	2,860	-	5,146

	2,398,639	250,253	(1,256)	2,647,636	2,534,305	269,156	(568)	2,802,893

Held-to-maturity securities:
Japanese national government bonds *1	6,042,635	2,016,786	-	8,059,421	6,145,703	2,150,723	(530)	8,295,896
Japanese local government bonds	3,518	388	-	3,906	2,634	352	-	2,986
Japanese corporate bonds	409,329	44,348	(5,845)	447,832	470,317	60,329	(4,131)	526,515
Foreign government bonds *2	386,392	18,609	(13,742)	391,259	724,705	64,623	(1,785)	787,543
Foreign corporate bonds	198	11	-	209	198	7	-	205
Securitized products	-	-	-	-	5,460	-	(26)	5,434

	6,842,072	2,080,142	(19,587)	8,902,627	7,349,017	2,276,034	(6,472)	9,618,579

Total	9,240,711	2,330,395	(20,843)	11,550,263	9,883,322	2,545,190	(7,040)	12,421,472

*1	As of December 31, 2019, held-to-maturity securities include 254,922 million yen of pledged Japanese national government bonds as collateral for short-term lending transactions.
*2	As of December 31, 2019, held-to-maturity securities include 263,954 million yen of pledged Foreign government bonds as collateral for short-term repurchase agreements.

During the nine months ended December 31, 2018 and 2019, respectively, with respect to equity securities included in marketable securities and securities investments, Sony recorded net realized gains of 68,340 million yen and 9,976 million yen due to the sale of equity securities and net unrealized losses of 31,170 million yen and net unrealized gains of 116,667 million yen due to revaluation of equity securities held at the end of the period for the third quarter of the fiscal year ended March 31, 2019 and ending March 31, 2020, respectively. Gains or losses arising from equity securities held in the Financial Services segment are recorded in financial services revenue, and gains or losses arising from equity securities held in all segments other than the Financial Services segment are recorded in gain (loss) on equity securities, net in the consolidated statement of income. Included in the gains noted above were gains recorded by Sony with respect to the equity securities held by Sony in Spotify Technology S.A. (“Spotify”).

On April 3, 2018, Spotify was publicly listed for trading on the New York Stock Exchange. Sony owned 5.707% of Spotify’s shares at the time of the public listing.

During the nine months ended December 31, 2018, Sony sold a portion of the shares for aggregate consideration of 82,616 million yen (768 million U.S. dollars) in cash proceeds. The sale of shares, offset by costs to be paid to its artists and distributed labels and other transaction costs which directly related to the gains recognized from the Spotify shares, resulted in a net pre-tax realized gain of 54,179 million yen (504 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statement of income. The payments to its artists and distributed labels are included within Other in the investing activities section of the consolidated statement of cash flows.

The remaining shares retained as of December 31, 2018 had a gross fair value of 64,558 million yen (582 million U.S. dollars), and resulted in a pre-tax unrealized gain, net of costs to be paid to its artists and distributed labels and other costs which directly related to the gains recognized from the Spotify shares, of 38,363 million yen (365 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statement of income.

During the nine months ended December 31, 2019, the revaluation of the remaining Spotify shares retained as of December 31, 2019 resulted in a pre-tax unrealized gain, net of costs to be paid to Sony’s artists and distributed labels, of 3,998 million yen (36 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statements of income.

3.	Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows.

	Yen in millions
	March 31, 2019
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Debt securities
Trading securities	22,105	212,012	-	234,117	234,117	-	-	-
Available-for-sale securities
Japanese national government bonds	-	1,643,589	-	1,643,589	18,719	1,624,870	-	-
Japanese local government bonds	-	67,497	-	67,497	7,768	59,729	-	-
Japanese corporate bonds	-	219,388	-	219,388	11,472	207,916	-	-
Foreign government bonds	-	161,495	-	161,495	3,984	157,511	-	-
Foreign corporate bonds	-	338,163	22,704	360,867	90,801	270,066	-	-
Securitized products	-	25,029	165,083	190,112	-	190,112	-	-
Other	-	4,688	-	4,688	-	4,688	-	-
Equity securities	1,037,100	135,794	-	1,172,894	951,390	221,504	-	-
Other investments *1	5,489	1,507	6,918	13,914	-	13,914	-	-
Derivative assets *2, *3	444	10,042	-	10,486	-	-	9,431	1,055

Total assets	1,065,138	2,819,204	194,705	4,079,047	1,318,251	2,750,310	9,431	1,055

Liabilities:
Derivative liabilities *2, *3	136	32,686	-	32,822	-	-	19,852	12,970

Total liabilities	136	32,686	-	32,822	-	-	19,852	12,970

	Yen in millions
	December 31, 2019
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Debt securities
Trading securities	21,265	232,661	-	253,926	253,926	-	-	-
Available-for-sale securities
Japanese national government bonds	-	1,706,657	-	1,706,657	11,741	1,694,916	-	-
Japanese local government bonds	-	61,861	-	61,861	15,619	46,242	-	-
Japanese corporate bonds	-	220,499	-	220,499	14,658	205,841	-	-
Foreign government bonds	-	209,740	-	209,740	2,432	207,308	-	-
Foreign corporate bonds	-	361,211	24,652	385,863	97,211	288,652	-	-
Securitized products	-	32,273	180,854	213,127	-	213,127	-	-
Other	-	5,146	-	5,146	-	5,146	-	-
Equity securities	1,130,232	155,726	-	1,285,958	1,163,717	122,241	-	-
Other investments *1	5,576	41	5,511	11,128	-	11,128	-	-
Derivative assets *2, *3	25	9,361	-	9,386	-	-	7,947	1,439

Total assets	1,157,098	2,995,176	211,017	4,363,291	1,559,304	2,794,601	7,947	1,439

Liabilities:
Derivative liabilities *2, *3	318	31,685	-	32,003	-	-	20,125	11,878

Total liabilities	318	31,685	-	32,003	-	-	20,125	11,878

*1	Other investments include certain hybrid financial instruments and certain private equity investments.
*2	Derivative assets and liabilities are recognized and disclosed on a gross basis.
*3	The potential effect of offsetting on assets and liabilities, which primarily consists of derivatives subject to master netting agreements and/or collateral, is insignificant.

Sony also has assets and liabilities that are required to be recorded at fair value on a nonrecurring basis when certain circumstances occur.

Remeasurement of shares of SRE Holdings Corporation

During the three months ended December 31, 2019, Sony Corporation sold a portion of its shares of SRE Holdings Corporation (“SRE”), and shares issued by SRE were publicly offered. Sony remeasured the shares Sony Corporation continues to hold after the sale. This measurement of the shares at fair value is classified as level 1 because a quoted price for the shares of SRE is available on the Tokyo Stock Exchange. Refer to Note 8.

4.	Supplemental equity and comprehensive income information

(1)	Stockholders’ Equity

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the nine months ended December 31, 2018 and 2019 are as follows:

	Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at March 31, 2018	2,967,366	679,791	3,647,157
Cumulative effect of newly adopted ASUs	(7,550)	5,432	(2,118)
Issuance of new shares	862	-	862
Exercise of stock acquisition rights	14,334	-	14,334
Conversion of convertible bonds	14	-	14
Stock-based compensation	451	-	451
Comprehensive income:
Net income	828,410	36,837	865,247
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities	5,245	(1,325)	3,920
Unrealized gains on derivative instruments	1,241	-	1,241
Pension liability adjustment	7,009	76	7,085
Foreign currency translation adjustments	6,028	(1,723)	4,305

Total comprehensive income	847,933	33,865	881,798

Dividends declared	(19,034)	(28,632)	(47,666)
Purchase of treasury stock	(141)	-	(141)
Transactions with noncontrolling interests shareholders and other	(23,432)	(24,131)	(47,563)

Balance at December 31, 2018	3,780,803	666,325	4,447,128

	Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at March 31, 2019	3,746,377	690,313	4,436,690
Cumulative effect of ASU 2016-02	(7,472)	-	(7,472)
Issuance of new shares	1,058	-	1,058
Exercise of stock acquisition rights	7,121	-	7,121
Conversion of convertible bonds	42	-	42
Stock-based compensation	1,637	-	1,637
Comprehensive income:
Net income	569,547	36,970	606,517
Other comprehensive income, net of tax —
Unrealized gains on securities	9,563	5,194	14,757
Unrealized gains on derivative instruments	60	-	60
Pension liability adjustment	86,143	19	86,162
Foreign currency translation adjustments	(16,953)	(548)	(17,501)

Total comprehensive income	648,360	41,635	689,995

Dividends declared	(24,607)	(25,577)	(50,184)
Purchase of treasury stock	(156,187)	-	(156,187)
Transactions with noncontrolling interests shareholders and other	15,275	(51,389)	(36,114)

Balance at December 31, 2019	4,231,604	654,982	4,886,586

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the nine months ended December 31, 2018 and 2019.

On November 18, 2019, Sony, through a wholly-owned subsidiary in the Pictures segment, acquired AT&T Inc.’s (“AT&T”) 42% equity interest in Game Show Network, LLC (“Game Show Network”), a U.S.-based media network subsidiary. As a result of this acquisition, Game Show Network has become a wholly-owned subsidiary of Sony. Sony paid 53,992 million yen (496 million U.S. dollars) to AT&T, including 129 million U.S. dollars of dividends Sony distributed to AT&T prior to the acquisition. The difference between the cash paid and the carrying amount of the noncontrolling interests was recognized as an increase to additional paid-in capital.

(2)	Other Comprehensive Income

Changes in accumulated other comprehensive income, net of tax by component for the nine months ended December 31, 2018 and 2019 are as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total

Balance at March 31, 2018	126,191	(1,242)	(296,444)	(445,251)	(616,746)
Cumulative effect of ASU2016-01	(15,526)	-	-	-	(15,526)
Other comprehensive income before reclassifications	4,007	2,334	(39)	6,840	13,142
Amounts reclassified out of accumulated other comprehensive income	(87)	(1,093)	7,124	(2,535)	3,409

Net current-period other comprehensive income	3,920	1,241	7,085	4,305	16,551
Less: Other comprehensive income attributable to noncontrolling interests	(1,325)	-	76	(1,723)	(2,972)

Balance at December 31, 2018	115,910	(1)	(289,435)	(439,223)	(612,749)

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total

Balance at March 31, 2019	135,035	(19)	(310,457)	(435,229)	(610,670)
Other comprehensive income before reclassifications	14,899	464	(3,668)	(17,427)	(5,732)
Amounts reclassified out of accumulated other comprehensive income *	(142)	(404)	89,830	(74)	89,210

Net current-period other comprehensive income	14,757	60	86,162	(17,501)	83,478
Less: Other comprehensive income attributable to noncontrolling interests	5,194	-	19	(548)	4,665

Balance at December 31, 2019	144,598	41	(224,314)	(452,182)	(531,857)

*	For the amounts reclassified out of accumulated other comprehensive income related to pension liability adjustment, please refer to Note 7.

5.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income attributable to Sony Corporation’s stockholders per share (“EPS”) for the nine and three months ended December 31, 2018 and 2019 is as follows:

	Yen in millions
	Nine months ended December 31
	2018	2019
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	828,410	569,547

	Thousands of shares
Weighted-average shares outstanding	1,268,455	1,237,842
Effect of dilutive securities:
Stock acquisition rights	4,217	3,570
Zero coupon convertible bonds	23,967	24,009

Weighted-average shares for diluted EPS computation	1,296,639	1,265,421

	Yen
Basic EPS	653.09	460.11

Diluted EPS	638.89	450.08

Potential shares of common stock that were excluded from the computation of diluted EPS for the nine months ended December 31, 2018 and 2019 were 4,320 thousand shares and 4,777 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the nine months ended December 31, 2018 and 2019 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for the period. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

	Yen in millions
	Three months ended December 31
	2018	2019
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	428,962	229,538

	Thousands of shares
Weighted-average shares outstanding	1,269,243	1,227,355
Effect of dilutive securities:
Stock acquisition rights	3,631	3,669
Zero coupon convertible bonds	23,966	24,006

Weighted-average shares for diluted EPS computation	1,296,840	1,255,030

	Yen
Basic EPS	337.97	187.02

Diluted EPS	330.77	182.89

Potential shares of common stock that were excluded from the computation of diluted EPS for the three months ended December 31, 2018 and 2019 were 4,320 thousand shares and 4,777 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the three months ended December 31, 2018 and 2019 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for the period. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

6.	Revenue

(1)	Contract balances

Contract assets and contract liabilities are composed of the following:

	Yen in millions
	March 31, 2019	December 31, 2019
Contract assets	19,147	22,694
Contract liabilities *	254,646	267,766

* Contract liabilities are included in the consolidated balance sheets as Other, both current and non-current.

Contract liabilities principally relate to customer advances received prior to performance. Revenues of 180,788 million yen were recognized during the nine months ended December 31, 2019, which were included in the balance of contract liabilities at March 31, 2019.

(2)	Performance obligations

Remaining (unsatisfied or partially unsatisfied) performance obligations represent future revenues not yet recorded for firm orders that have not yet been performed. Sony applies practical expedients to exclude certain information about the remaining performance obligations, primarily related to contracts with an expected original duration of less than one year, and sales-based or usage-based royalty revenue on licenses of intellectual property. After applying practical expedients, revenue from contracts with remaining performance obligations, which primarily relate to licensing of theatrical and television content in the Pictures segment, is expected to be recognized primarily within three years.

(3)	Disaggregation of revenue

For the breakdown of sales and operating revenue by segments, product categories and geographies, refer to Note 12.

7.	Pension plan amendment

From October 1, 2019, Sony Corporation and substantially all of its subsidiaries in Japan have amended their defined benefit pension plans and have implemented defined contribution plans for all employees other than those employees that had retired before the amendments. As a result, accrued pension and severance costs decreased 74,872 million yen and accumulated other comprehensive income increased 81,230 million yen in the consolidated balance sheets as of December 31, 2019. In addition, a loss on the pension plan amendment of 6,358 million yen was recorded in other expenses in the consolidated statements of income for the nine and three months ended December 31, 2019.

8.	Listing of SRE Holdings Corporation

On December 19, 2019, SRE, Sony Corporation’s consolidated subsidiary, became a publicly listed company on the Tokyo Stock Exchange Mothers market (the “Listing”). Upon the Listing, Sony Corporation sold a portion of its shares of SRE, and shares issued by SRE were publicly offered (collectively, the “Sale”). Sony Corporation’s ownership of SRE’s total shares, which was 56.3% before the Sale, has decreased to 44.5% after the Sale. As a result, SRE has become an affiliate accounted for under the equity method of Sony Corporation. In connection with the Sale, Sony recorded a gain of 17,266 million yen, which consisted of both a remeasurement gain based on fair value for the shares Sony Corporation continues to hold after the Sale, and a realized gain for the sold shares, in other operating (income) loss, net in the consolidated statements of income for the nine and three months ended December 31, 2019.

9.	Insomniac Games, Inc. acquisition

On November 15, 2019, Sony Interactive Entertainment LLC, a wholly-owned subsidiary in the Game & Network Services (“G&NS”) segment of Sony, completed the acquisition of Insomniac Games, Inc. (“Insomniac Games”), a game developer.

The consideration for this acquisition of 24,895 million yen (229 million U.S. dollars) was mainly paid in cash. The amount may be adjusted by the end of fiscal year ending March 31, 2020, based on the final closing date financial statements of Insomniac Games. As a result of this acquisition, Insomniac Games has become a wholly-owned subsidiary of Sony.

As a result of this acquisition, Sony recorded 18,080 million yen (165 million U.S. dollars) of goodwill and 6,794 million yen (62 million U.S. dollars) of intangible assets. The cash consideration paid in this transaction, net of cash received, is included within Other in the investing activities section of the consolidated statements of cash flows. Pro forma results of operations have not been presented because the effect of the acquisition was not material.

10.	Silvergate Media acquisition

On December 9, 2019, Sony, through a wholly-owned subsidiary in the Pictures segment, acquired Silvergate Media Group (“Silvergate”), a company focused on developing, producing and licensing children’s animation. The consideration for this acquisition of 21,017 million yen (192 million U.S. dollars) was paid in cash. As a result of this acquisition, Sony owns (1) 100% of Silvergate Topco Limited, which holds all assets of Silvergate other than certain rights held by Silvergate BP Bidco Limited, and (2) 31% of Silvergate BP Bidco Limited, the entity through which Silvergate produces its Peter Rabbit television series. The purchase price allocation for this transaction is still in process and not yet finalized. The cash consideration paid in this transaction, net of cash received, is included within Other in the investing activities section of the consolidated statements of cash flows. Pro forma results of operations have not been presented because the effect of the acquisition was not material.

11.	Commitments, contingent liabilities and other

(1)	Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of December 31, 2019, the total unused portion of the lines of credit extended under these contracts was 38,361 million yen. Based upon the information currently available, it is not possible to estimate the aggregate amounts of future year-by-year payments for these loan commitments.

(2)	Purchase commitments and other

Purchase commitments and other outstanding as of December 31, 2019 amounted to 664,098 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within two years. As of December 31, 2019, these subsidiaries were committed to make payments under such contracts of 93,162 million yen.

Certain subsidiaries in the Music segment have entered into contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within five years. As of December 31, 2019, these subsidiaries were committed to make payments of 128,129 million yen under such contracts.

Certain subsidiaries in the G&NS segment have entered into long-term contracts for development, distribution and publishing of game software. These contracts cover various periods mainly within eight years. As of December 31, 2019, these subsidiaries were committed to make payments of 31,452 million yen under such contracts.

Sony has entered into purchase contracts for fixed assets. As of December 31, 2019, Sony has committed to make payments of 216,635 million yen under such contracts.

Sony has entered into purchase contracts for materials. As of December 31, 2019, Sony has committed to make payments of 115,981 million yen under such contracts.

Sony has entered into sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within two years. As of December 31, 2019, Sony has committed to make payments of 6,292 million yen under such contracts.

(3)	Litigation

Beginning in 2009, the U.S. Department of Justice (“DOJ”), the European Commission and certain other governmental agencies outside the United States have conducted investigations relating to competition in the optical disk drives market. Sony Corporation and/or certain of its subsidiaries have been subject to these investigations. Sony understands that these investigations have ended. However, proceedings initiated by the European Commission as a result of its investigation continue. In October 2015, the European Commission adopted a decision in which it fined Sony Corporation and certain of its subsidiaries 31 million euros; however, Sony filed an appeal against the decision with the European Union’s General Court. In July 2019, the General Court upheld the European Commission’s decision. Sony reviewed the judgment carefully and filed an appeal with the Court of Justice of the European Union in September 2019. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. All of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States, except one lawsuit which is still pending. Sony believes that final resolution of the pending proceedings will not have a material impact on Sony’s results of operations and financial position.

Since 2011, in relation to the secondary batteries business that was operated by Sony and certain of its subsidiaries, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. All of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States, except one lawsuit which is still pending. Sony believes that final resolution of the pending proceeding will not have a material impact on Sony’s results of operations and financial position.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)	Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of December 31, 2019 amounted to 2,327 million yen.

12.	Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chief Executive Officer and President.

Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2020 to reflect modifications to the organizational structure of certain segments and a change in the Senior Executives in charge of certain segments as of April 1, 2019. In connection with this decision, the former Home Entertainment & Sound, Imaging Products & Solutions and Mobile Communications segments have been realigned as the Electronics Products & Solutions (“EP&S”) segment. In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment for the fiscal year ended March 31, 2019 have been reclassified to conform to the presentation for the fiscal year ending March 31, 2020. In addition, the former Semiconductors segment has been renamed the Imaging & Sensing Solutions (“I&SS”) segment effective from the first quarter of the fiscal year ending March 31, 2020.

The G&NS segment includes network services businesses, the manufacture and sales of home gaming products and production and sales of software. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The EP&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and Internet-related service business. The I&SS segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

Business segments -

Sales and operating revenue:

	Yen in millions
	Nine months ended December 31
	2018	2019
Sales and operating revenue:
Game & Network Services -
Customers	1,744,843	1,496,372
Intersegment	67,936	47,609

Total	1,812,779	1,543,981
Music -
Customers	583,289	630,641
Intersegment	11,388	7,825

Total	594,677	638,466
Pictures -
Customers	691,588	681,848
Intersegment	1,101	858

Total	692,689	682,706
Electronics Products & Solutions -
Customers	1,825,118	1,612,785
Intersegment	12,119	15,058

Total	1,837,237	1,627,843
Imaging & Sensing Solutions -
Customers	601,066	774,570
Intersegment	85,946	64,839

Total	687,012	839,409
Financial Services -
Customers	846,363	1,115,291
Intersegment	5,881	6,053

Total	852,244	1,121,344
All Other -
Customers	238,139	181,704
Intersegment	35,254	29,057

Total	273,393	210,761
Corporate and elimination	(211,842)	(153,365)

Consolidated total	6,538,189	6,511,145

	Yen in millions
	Three months ended December 31
	2018	2019
Sales and operating revenue:
Game & Network Services -
Customers	759,109	616,576
Intersegment	31,504	15,554

Total	790,613	632,130
Music -
Customers	205,287	213,861
Intersegment	4,063	3,077

Total	209,350	216,938
Pictures -
Customers	276,340	235,702
Intersegment	397	312

Total	276,737	236,014
Electronics Products & Solutions -
Customers	709,319	645,818
Intersegment	3,797	4,611

Total	713,116	650,429
Imaging & Sensing Solutions -
Customers	201,469	277,816
Intersegment	28,858	20,191

Total	230,327	298,007
Financial Services -
Customers	161,630	405,382
Intersegment	1,956	1,846

Total	163,586	407,228
All Other -
Customers	86,466	63,129
Intersegment	14,885	9,144

Total	101,351	72,273
Corporate and elimination	(83,275)	(49,857)

Consolidated total	2,401,805	2,463,162

G&NS intersegment amounts primarily consist of transactions with All Other.

I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the EP&S segment.

All Other intersegment amounts primarily consist of transactions with the G&NS segment, the Music segment and the Pictures segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Nine months ended December 31
	2018	2019
Operating income (loss):
Game & Network Services	247,154	192,241
Music	210,701	112,007
Pictures	27,522	45,116
Electronics Products & Solutions	115,379	146,789
Imaging & Sensing Solutions	123,575	201,088
Financial Services	117,635	117,518
All Other	11,440	20,505

Total	853,406	835,264
Corporate and elimination	(41,901)	(25,252)

Consolidated operating income	811,505	810,012

	Yen in millions
	Three months ended December 31
	2018	2019
Operating income (loss):
Game & Network Services	73,082	53,450
Music	147,096	36,250
Pictures	11,588	5,422
Electronics Products & Solutions	66,213	80,336
Imaging & Sensing Solutions	46,510	75,182
Financial Services	37,894	32,634
All Other	6,104	20,673

Total	388,487	303,947
Corporate and elimination	(11,499)	(3,815)

Consolidated operating income	376,988	300,132

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Sales to Customers by Product Category :

The following table is a breakdown of sales and operating revenue to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Nine months ended December 31
Sales and operating revenue:	2018	2019
Game & Network Services
Digital Software and Add-on Content	837,114	747,835
Network Services	231,240	253,467
Hardware and Others	676,489	495,070

Total	1,744,843	1,496,372

Music
Recorded Music	322,552	350,103
Music Publishing	71,274	117,413
Visual Media and Platform	189,463	163,125

Total	583,289	630,641

Pictures
Motion Pictures	318,221	322,586
Television Productions	178,323	180,604
Media Networks	195,044	178,658

Total	691,588	681,848

Electronics Products & Solutions
Televisions	642,513	550,099
Audio and Video	290,271	284,239
Still and Video Cameras	339,057	321,891
Mobile Communications	380,218	291,764
Other	173,059	164,792

Total	1,825,118	1,612,785

Imaging & Sensing Solutions	601,066	774,570
Financial Services	846,363	1,115,291
All Other	238,139	181,704
Corporate	7,783	17,934

Consolidated total	6,538,189	6,511,145

	Yen in millions
	Three months ended December 31
Sales and operating revenue:	2018	2019
Game & Network Services
Digital Software and Add-on Content	353,905	304,982
Network Services	79,799	85,484
Hardware and Others	325,405	226,110

Total	759,109	616,576

Music
Recorded Music	117,350	125,939
Music Publishing	30,374	39,716
Visual Media and Platform	57,563	48,206

Total	205,287	213,861

Pictures
Motion Pictures	140,319	101,345
Television Productions	64,426	72,572
Media Networks	71,595	61,785

Total	276,340	235,702

Electronics Products & Solutions
Televisions	264,258	235,859
Audio and Video	123,481	121,742
Still and Video Cameras	122,767	122,031
Mobile Communications	134,978	113,500
Other	63,835	52,686

Total	709,319	645,818
Imaging & Sensing Solutions	201,469	277,816
Financial Services	161,630	405,382
All Other	86,466	63,129
Corporate	2,185	4,878

Consolidated total	2,401,805	2,463,162

Sony has realigned its product category configuration in regard to the new EP&S segment from the first quarter of the fiscal year ending March 31, 2020. In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on contents through network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home and portable game consoles, packaged software and peripheral devices. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the EP&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

Within the EP&S segment, the operating income (loss) of Mobile Communications for the nine months ended December 31, 2018 and 2019 was (56,074) million yen and 8,639 million yen, respectively. In addition, the operating income (loss) of the three months ended December 31, 2018 and 2019 was (15,502) million yen and 6,965 million yen, respectively.

	Yen in millions
	Nine months ended December 31
	2018	2019
Depreciation and amortization:
Game & Network Services	21,468	20,920
Music	14,666	21,223
Pictures	18,326	16,266
Electronics Products & Solutions, including contract costs	47,012	44,846
Imaging & Sensing Solutions	81,254	96,228
Financial Services, including deferred insurance acquisition costs	68,611	60,154
All Other	3,542	3,639

Total	254,879	263,276

Corporate	23,526	18,117

Consolidated total	278,405	281,393

	Yen in millions
	Nine months ended December 31, 2018
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	1,368	-	1,368
Pictures	4,139	-	4,139
Electronics Products & Solutions	2,907	9	2,916
Imaging & Sensing Solutions	-	-	-
Financial Services	-	-	-
All Other and Corporate	3,429	-	3,429

Consolidated total	11,843	9	11,852

	Yen in millions
	Nine months ended December 31, 2019
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	890	-	890
Pictures	278	-	278
Electronics Products & Solutions	9,376	-	9,376
Imaging & Sensing Solutions	-	-	-
Financial Services	-	-	-
All Other and Corporate	3,296	245	3,541

Consolidated total	13,840	245	14,085

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

	Yen in millions
	Three months ended December 31
	2018	2019
Depreciation and amortization:
Game & Network Services	7,352	7,230
Music	5,799	7,176
Pictures	6,462	5,151
Electronics Products & Solutions, including contract costs	14,253	15,215
Imaging & Sensing Solutions	28,256	34,661
Financial Services, including deferred insurance acquisition costs	35,173	14,919
All Other	1,186	986

Total	98,481	85,338

Corporate	8,098	6,116

Consolidated total	106,579	91,454

	Yen in millions
	Three months ended December 31, 2018
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	587	-	587
Pictures	1,549	-	1,549
Electronics Products & Solutions	2,072	5	2,077
Imaging & Sensing Solutions	-	-	-
Financial Services	-	-	-
All Other and Corporate	2,660	-	2,660

Consolidated total	6,868	5	6,873

	Yen in millions
	Three months ended December 31, 2019
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Game & Network Services	-	-	-
Music	405	-	405
Pictures	87	-	87
Electronics Products & Solutions	2,776	-	2,776
Imaging & Sensing Solutions	-	-	-
Financial Services	-	-	-
All Other and Corporate	939	-	939

Consolidated total	4,207	-	4,207

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Geographic Information –

Sales and operating revenue attributed to countries and areas based on location of external customers are as follows:

	Yen in millions
	Nine months ended December 31
Sales and operating revenue:	2018	2019
Japan	1,817,418	2,026,005
United States	1,505,686	1,410,544
Europe	1,471,902	1,313,715
China	588,447	696,530
Asia-Pacific	728,443	696,167
Other Areas	426,293	368,184

Total	6,538,189	6,511,145

	Yen in millions
	Three months ended December 31
Sales and operating revenue:	2018	2019
Japan	516,579	729,225
United States	630,919	545,581
Europe	628,104	543,709
China	205,037	246,122
Asia-Pacific	266,425	263,026
Other Areas	154,741	135,499

Total	2,401,805	2,463,162

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and operating revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at individually negotiated prices that are intended to reflect a market-based transfer price.

There were no sales and operating revenue with any single major external customer for the nine and three months ended December 31, 2018 and 2019.

13.	Subsequent event

On January 29, 2020, Sony Life Insurance Co., Ltd.(“Sony Life”), Sony’s consolidated subsidiary, acquired 50% of the shares of AEGON Sony Life Insurance Co., Ltd. and SA Reinsurance Ltd. (collectively, the “JVs”) from AEGON International B.V. The purchase price for the acquisition was 18,750 million yen. As a result of this acquisition, Sony Life owns 100% of the shares of the JVs and the JVs have become consolidated subsidiaries of Sony.

(2) Other Information

(i) Dividends declared

An interim cash dividend for Sony Corporation’s common stock was approved at the Board of Directors meeting held on October 30, 2019 as below:

1. Total amount of interim cash dividends:

24,607 million yen

2. Amount of interim cash dividends per share:

20.00 yen

3. Payment date:

December 2, 2019

Note: Interim cash dividends were distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Corporation’s register of shareholders at the end of September 30, 2019.

(ii) Litigation

For the legal proceedings, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 11. Commitments, contingent liabilities and other”.